CLOVER HEALTH INVESTMENTS, CORP.
September 28, 2022
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Clover Health Investments, Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
Form 8-K filed August 8, 2022
File No. 001-39252
Ladies and Gentlemen:
This letter sets forth the response of Clover Health Investments, Corp. (“Clover Health” or the “Company”) to the comment letter, dated September 9, 2022 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and Current Report on Form 8-K filed on August 8, 2022.
In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in bold type in the original numbered sequence, with the response to a particular comment set out below the comment.
Form 10-Q for the Quarterly Period Ended June 30, 2022
Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders Equity, page 8
1.
We note that the activity and number of shares of Class A and Class B common stock are combined into the same column. Please revise, in your future filings, to present separate columns for the Class A and the Class B common stock and the related activities. In addition, provide similar disaggregation for your Treasury Stock to clarify which class of outstanding stock the treasury stock relates to.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will present separate columns for the Class A and Class B Common Stock and the related activities in its Condensed Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Equity.  The Company will also present Treasury Stock on a disaggregated basis to clarify which class of outstanding stock the treasury stock relates to.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Performance Guarantees, page 12
2.
Please tell us and revise to disclose, in your future filings, the authoritative accounting literature the Company is applying in accounting for the performance guarantees through your participation in the Centers for Medicare and Medicaid Services' (“CMS”) Global and Professional Direct Contracting model.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is relying on Accounting Standards Codification 460 - Guarantees, as it applies to its participation on the Centers for Medicare and Medicaid Services’ Global and Professional Direct Contracting (“DC”) model.  The Company will also disclose, in future filings, this authoritative accounting literature in its Summary of Significant Accounting Policies.
The Company notes that in the assessment of the review of the accounting for its participation on the Centers for Medicare and Medicaid Services’ Global and Professional Direct Contracting model there is a performance guarantee to CMS, which is not for Clover Health DC’s own future performance, but rather a guarantee of its care network to effectively manage and control costs. The Company notes the Performance Year Benchmark establishes a guarantee to CMS that costs will not exceed the predetermined benchmark as the Clover DCE would have to compensate CMS for costs incurred which are in excess of the benchmark. Since the performance guarantee identified relates to the Company guaranteeing the performance of third-party medical providers, the Company concluded that the guarantee provisions do not meet the scope exception identified ASC 460-10-15-7(i) - a guarantee or an indemnification of an entity’s own future performance. Nor are any other scope and measurement exceptions in ASC 460-10-15-7 and ASC 460-10-25-1 applicable. Thus, the contract with CMS is accounted for as a performance guarantee under ASC 460.
Form 8-K filed August 8, 2022

Exhibit 99.1
Financial Outlook, page 1
3.	We note your reference to non-insurance margin contribution. Please address the following:

•	Tell us how you use this measure and if you report it in your filings;
•	To the extent that you continue to use it and report it, tell us and revise your future filings to define this measure and confirm whether it is a non-GAAP measure;
•	Tell us how it relates to or compares to your non-insurance gross profit non-GAAP measure; and

•	Provide other disclosures required by Item 10(e), including a reconciliation to the most directly comparable GAAP measure.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the use of the terminology “non-insurance margin contribution” in the narrative quote from the Company’s President was a reference to the Company’s non-insurance gross profit (loss), a GAAP measure derived from the Company’s financial statements with respect to its Non-Insurance operating segment.  Non-insurance gross profit (loss) is presented in the Company’s Operating Segments table as total revenue minus net medical claims incurred for the Non-Insurance operating segment.  The Company further advises the Staff that in future filings it will not use the terminology “non-insurance margin contribution” to refer to non-insurance gross profit (loss).
In response to the Staff’s comment regarding non-GAAP non-insurance gross profit, the Company respectfully advises the Staff that the Company does not present non-insurance gross profit (loss) on a non-GAAP basis.
Finally, the Company advises the Staff that because non-insurance gross profit (loss) is a GAAP measure derived from the Company’s financial statements, it does not believe any additional non-GAAP disclosure or reconciliation would be applicable.
Adjusted EBITDA Reconciliation, page 6
4.
We note your presentation of the non-GAAP measure “Adjusted EBITDA”, which excludes the impact of the premium deficiency reserve (benefit) expense. Please explain to us your basis for excluding the premium deficiency (reserve) expense. Ensure your response addresses your consideration of the following:

•	Tell us your consideration of whether this relates to a normal, recurring, cash operating (benefit) expense of the Company;
•
Regarding your response to the bullet above, tell us whether the charges associated with this adjustment relate to liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner;

•
We note that this adjustment was not included in your definition of Adjusted EBITDA in prior year filings, tell us if there was any change to your business activities and why you believe it is now meaningful to exclude it from your Adjusted EBITDA compared to the prior years; and

•
Tell us how you considered whether this represents tailored accounting, which is prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company updated its definition and presentation of Adjusted EBITDA (Non-GAAP) to exclude the impact of premium deficiency reserve expense or benefit (“PDR”), starting with its first quarter of 2022.  The Company first disclosed this development in its press release announcing financial results for the first quarter of 2022, which was included as an exhibit to the Company’s Current Report on Form 8-K dated May 9, 2022.

PDR consists of a reserve established to the extent that the sum of expected future costs, claim adjustment expenses, and maintenance costs exceeds related future premiums under contracts without consideration of investment income.  The reserve is amortized over the plan period and is a non-cash adjustment to net income in the Company’s Statements of Cash Flows. The Company updated its definition and presentation of Adjusted EBITDA to exclude PDR because the Company’s management believes that PDR does not reflect the Company’s underlying fundamentals due to the significant variability in PDR from period to period.  Moreover, PDR is a non-cash item.
Due to the significant variability of PDR, and the fact that it is a non-cash item, the Company does not believe it relates to any normal, recurring, cash operating (benefit) expense and is an appropriate adjustment for a non-GAAP measure.  The exclusion of PDR from the definition and presentation of Adjusted EBITDA was not driven by a change in the Company’s business activities, but rather a normal course evaluation and improvement of its presentation and financial results designed to provide more meaningful information by excluding a highly variable, non-cash item.  For instance, excluding the impact of PDR for the quarterly period ended June 30, 2022 reduced the amount of Adjusted EBITDA that the Company reported for that period.
Adjusted EBITDA is a key measure used by the Company’s management team and board of directors to understand and evaluate operating performance and trends.  The Company believes that excluding PDR from its definition and presentation of Adjusted EBITDA is consistent with Rule 100(b) of Regulation G and the Staff’s guidance and does not represent tailored accounting.  Given the variability in PDR from period to period, not including this adjustment could cause large fluctuations in the Company’s Adjusted EBITDA (both positive and negative), which the Company does not believe to be meaningful when evaluating operating performance and trends.1  However, by excluding PDR, the presentation of Adjusted EBITDA allows management and investors to more accurately and consistently assess the Company’s ongoing performance from period to period without the impact of large non-cash fluctuations. It results in a presentation of Adjusted EBITDA that is more indicative of the Company’s financial performance and beneficial when assessing operating performance and trends.  Accordingly the Company’s management views the exclusion of PDR from its definition and presentation of Adjusted EBITDA as an important adjustment required to provide meaningful and consistent reporting of Adjusted EBITDA from period to period.

1 The Company previously reported a measure entitled “Normalized Adjusted EBITDA” which included an adjustment for PDR, along with other adjustments reflecting the expected reduction in the impact of the COVID-19 pandemic on the Company’s financial results.  Once the Company elected to no longer present Normalized Adjusted EBITDA, beginning with the first quarter of 2022, the PDR adjustment was reflected as an item excluded in the calculation of Adjusted EBITDA.

Adjusted Operating Expenses Reconciliation, page 7
5.
We note your reconciliation for “Adjusted Operating Expenses” reconciles to “total salaries and benefits plus general and administrative expenses” as the most directly comparable GAAP measure rather than total operating expenses. Similarly, we note that this measure excludes other operating expenses of the Company (e.g., net medical claims incurred). Please revise the caption of this non-GAAP measure, and any non-GAAP measures related to it, to more appropriately reflect and describe the nature of the expenses that it represents.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company will re-name its current “Adjusted Operating Expenses” measure as “Adjusted SG&A.”  The Company will revise the caption of this non-GAAP measure and any non-GAAP measures related to it in future filings.  Because this measure is defined as Salaries and benefits plus General and administrative expenses, less Stock-based compensation expense, and other enumerated expenses, the Company believes that use of the term “Adjusted SG&A” going forward will more appropriately reflect and describe the nature of the expenses that this measure represents.
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Should you have any questions or comments, please feel free to contact the undersigned.
Sincerely,
/s/ Joseph Martin
Joseph Martin General Counsel Clover Health Investments, Corp.

cc:	Scott J. Leffler, Clover Health Investments, Corp. Andrew Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP Brian Hecht, Fried, Frank, Harris, Shriver & Jacobson LLP